Exhibit 99.1

Ability Inc. Announces Securities and Exchange Commission Settlement

TEL AVIV, ISRAEL, December 10, 2019 / (GLOBE NEWSWIRE) / Ability Inc. (Nasdaq: ABIL) (the “Company”), a leading provider of innovative tactical and strategic communications intelligence solutions, today announced that on December 9, 2019, it has entered into a settlement, together with its wholly-owned subsidiary Ability Computer & Software Industries Ltd. (“ACSI”), with the Securities and Exchange Commission (“SEC”) to resolve the previously disclosed SEC enforcement action against the Company and ACSI. The settlement is subject to approval by the United States District Court for the Southern District of New York (the “Court”).

Pursuant to the terms of the settlement, the Company and ACSI have consented to the entry of a judgment on a “neither admit nor deny” basis, that would require them to refrain from violating Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 17(a) of the Securities Act of 1933 (the “Securities Act”), and Section 14(a) of the Exchange Act and Rule 14a-9 thereunder. The judgment, which requires court approval, is part of a “bifurcated settlement” under which the amounts of the disgorgement, prejudgment interest and civil penalty, if any, will be determined at a future time by the Court, upon motion of the SEC.

As previously disclosed, on June 18, 2019, a civil complaint was filed by the SEC against the Company, ACSI, and two of its officers, directors and controlling shareholders, Anatoly Hurgin and Alexander Aurovsky, in the Court.  The complaint was a civil enforcement action and alleged violations of the antifraud provisions of the Securities Act and the Securities Exchange Act and the proxy solicitation provisions of the Exchange Act by Messrs. Hurgin and Aurovsky, ACSI and the Company in connection with the Company’s December 2015 transaction with Cambridge Capital Acquisition Corporation. The SEC sought injunctive relief, disgorgement, and civil penalties and in addition, with respect to Mr. Hurgin only, an officer and director bar.

The Company and Messrs. Hurgin and Aurovsky are parties to an escrow agreement dated December 23, 2015 and an Amendment to Escrow Agreement entered into on November 20, 2017, pursuant to which $11,850,000.00 in cash was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd. (the “Escrow Agent”), and Messrs. Hurgin and Aurovsky have the right, ending on March 1, 2021 (the “Put Option Period”), to require the Company to purchase all or a portion of their pro rata portion of 117,326.733 ordinary shares of the Company at a price of $101 per share (the “Put Option Escrow Agreement”). As part of the settlement, pending the final resolution of this action, the Company agreed not to (a) accept delivery of a put option, or otherwise purchase all or a portion of the put options, held by Messrs. Hurgin and Aurovsky pursuant to the Put Option Escrow Agreement, or (b) instruct the Escrow Agent to release the cash set forth in the Put Option Escrow Agreement and held by the Escrow Agent for an exercise of a put option by either Hurgin or Aurovsky.

Messrs. Hurgin and Aurovsky are not part of the settlement and are continuing to litigate the action.

“We are very pleased to have made this important step towards putting this matter behind us,” said Avi Levin, the Company’s Chief Financial Officer. “At this point, we believe it is in the best interests of Ability Inc. and its shareholders to resolve this matter.”

About Ability Inc.

Ability Inc. is the sole owner of ACSI and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994, offering and providing advanced interception, geolocation for cellular and satellite communication and cyber intelligence tools used worldwide by Security and Intelligence Agencies, Military forces, Law Enforcement Agencies and Homeland Security Agencies. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among other thing, statements regarding the settlement. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the court will approve the settlement as well as other risk factors detailed in the Company’s filings with the SEC, and the settlement may not be approved as contemplated or at all. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin

CFO

+972-3-6879777

avi@ability.co.il